    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 16, 1998


                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                               AMENDMENT NO. 2
                                      TO
                                SCHEDULE 13E-3
                       RULE 13e-3 TRANSACTION STATEMENT
      (Pursuant to Section 13(e) of the Securities Exchange Act of 1934)


                       THERMADYNE HOLDINGS CORPORATION
                               (Name of Issuer)


                       THERMADYNE HOLDINGS CORPORATION
                       MERCURY ACQUISITION CORPORATION
                    DLJ MERCHANT BANKING PARTNERS II, L.P.
                        DLJ OFFSHORE PARTNERS II, C.V.
                        DLJ DIVERSIFIED PARTNERS, L.P.
                            DLJMB FUNDING II, INC.
                   DLJ MERCHANT BANKING PARTNERS II-A, L.P.
                       DLJ DIVERSIFIED PARTNERS-A L.P.
                            DLJ EAB PARTNERS, L.P.
                        DLJ MILLENNIUM PARTNERS, L.P.
                       DLJ MILLENNIUM PARTNERS-A, L.P.
                       UK INVESTMENT PLAN 1997 PARTNERS
                              DLJ FIRST ESC L.P.
                               DLJ ESC II L.P.
                              RANDALL E. CURRAN
                                JAMES H. TATE
                      (Name of Persons Filing Statement)
                   COMMON STOCK, PAR VALUE $0.01 PER SHARE
                        (Title of Class of Securities)
                                   88345109
                    (CUSIP Number of Class of Securities)


                              RANDALL E. CURRAN
               CHAIRMAN, PRESIDENT AND CHIEF EXECUTIVE OFFICER
                       THERMADYNE HOLDINGS CORPORATION
                       101 SOUTH HANLEY ROAD, SUITE 300
                             ST. LOUIS, MISSOURI
                                (314) 721-5573
          (Name, Address and Telephone Number of Persons Authorized
    to Receive Notices and Communications on Behalf of the Persons Filing
                                  Statement)

                            COPIES TO:

        R. SCOTT COHEN, ESQ.          GEORGE R. BASON, JR., ESQ.
     WEIL, GOTSHAL & MANGES LLP         DAVIS POLK & WARDWELL
   100 CRESCENT COURT, SUITE 1300       450 LEXINGTON AVENUE
         DALLAS, TEXAS 75201             NEW YORK, NY 10017

                           APRIL , 1998

  (Date Proxy Statement First Published, Sent or Given to Security Holders)

This statement is filed in connection with (check the appropriate box):
a. [X] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b. [X] The filing of a registration statement under the Securities Act of 1933.
c. [ ] A tender offer.
d. [ ] None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [X]

   Thermadyne Holdings Corporation, a Delaware corporation (the "Company"), Mercury Acquisition Corporation, a Delaware corporation ("Mercury"), Randall
E. Curran, James H. Tate and the following entities (collectively, the "DLJ Entities"): DLJ Merchant Banking Partners II, L.P. ("DLJMB"), a Delaware limited partnership, DLJ Offshore Partners II, C.V. ("Offshore"), a Netherlands Antilles limited partnership, DLJ Diversified Partners, L.P. ("Diversified"), a Delaware limited partnership, DLJMB Funding II, Inc. ("Funding"), a Delaware corporation, DLJ Merchant Banking Partners II-A, L.P. ("DLJMB-A"), a Delaware limited partnership, DLJ Diversified Partners-A L.P. ("Diversified-A"), a Delaware limited partnership, DLJ EAB Partners, L.P. ("EAB"), a Delaware limited partnership, DLJ Millennium Partners, L.P. ("Millennium"), a Delaware limited partnership, DLJ Millennium Partners-A, L.P. ("Millennium-A"), a Delaware limited partnership, UK Investment Plan 1997 Partners ("UK Partners"), a Delaware partnership, DLJ First ESC L.P. ("DLJ First"), a Delaware limited partnership, and DLJ ESC II, L.P. ("ESC II"), a Delaware limited partnership, hereby submit their Rule 13e-3 Transaction Statement on Schedule 13E-3 (the "Statement"). The Statement relates to a proposed Agreement and Plan of Merger dated as of January 20, 1998 (the "Merger Agreement") among the Company and Mercury Acquisition Corporation ("MergerSub"), a Delaware corporation, pursuant to which MergerSub will be merged with and into the Company (the "Merger"). Pursuant to the Merger, each share (a "Share") of common stock, par value $0.01 per share, of the Company issued and outstanding immediately prior to the effective time of the Merger (other than (i) Shares held by the Company as treasury stock or owned by MergerSub, which Shares shall be canceled, and
(ii) Shares as to which appraisal rights have been validly perfected) will be converted at the election of the holder thereof, subject to the terms described in the proxy statement/prospectus of the Company (the "Proxy Statement/Prospectus"), into (a) the right to receive $34.50 in cash, or (b) the right to retain one fully paid and nonassessable share of common stock of the Company following the Merger.


   This Statement is intended to satisfy the reporting requirements of
Section 13(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Proxy Statement/Prospectus was filed by the Company with the Securities and Exchange Commission (the "Commission") immediately prior to the filing of this statement. Terms used but not defined herein shall have the meanings set forth in the Proxy Statement/Prospectus.


   The cross reference sheet below is being supplied pursuant to General Instruction F to Schedule 13E-3 and shows the location in the Proxy Statement/Prospectus of the information required to be included in response to the items of this Statement. The information in the Proxy Statement/Prospectus, including all exhibits thereto, is hereby expressly incorporated herein by reference and the responses to each item in this Statement are qualified in their entirety by the information contained in the Proxy Statement/Prospectus.

                            CROSS-REFERENCE SHEET


          ITEM IN
      SCHEDULE 13E-3                         WHERE LOCATED IN THE PROXY STATEMENT/PROSPECTUS
-------------------------  ----------------------------------------------------------------------------------
Item 1(a)                  Cover Page; SUMMARY AND SPECIAL FACTORS--The Company
Item 1(b)                  SUMMARY AND SPECIAL FACTORS--The Special Meeting; THE SPECIAL MEETING--Record
                           Date; Stock Entitled to Vote; Quorum; DESCRIPTION OF COMPANY CAPITAL
                           STOCK--General
Item 1(c)-(d)              SUMMARY AND SPECIAL FACTORS--Price of Company Common Stock; CONSOLIDATED FINANCIAL
                           STATEMENTS OF THE COMPANY--Consolidated Statements of Shareholder's Equity; Notes
                           to Consolidated Financial Statements: Note 8, Long-Term Obligations
Item 1(e)                  **
Item 1(f)                  **
Item 2(a)-(g)              MERGERSUB AND DLJMB; MANAGEMENT FOLLOWING THE MERGER. This Schedule 13E-3 is being filed by the issuer, Mercury, the DLJ Entities and Messrs. Randall E. Curran and
                           James H. Tate. Messrs. Curran and Tate have not in the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor have Messrs. Curran and Tate in the last five years been a party to a civil proceeding of a judicial or administrative body resulting in a judgment, decree or order enjoining further violation of, or prohibiting activities, e.g., to, federal or state securities laws or finding any violation of such laws.
Item 3(a)(1)-(2)           **
Item 3(b)                  THE MERGER--Background of the Merger;--Effect on Stock Options and Employee
                           Benefit Matters;--Interests of Certain Persons in the Merger; DIRECTORS AND
                           EXECUTIVE OFFICERS OF THE COMPANY; SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS
                           AND MANAGEMENT; COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS; CERTAIN
                           PROVISIONS OF THE VOTING AGREEMENTS; MERGERSUB AND DLJMB
Item 4(a)                  SUMMARY AND SPECIAL FACTORS--The Merger; THE MERGER; CERTAIN PROVISIONS OF THE
                           MERGER AGREEMENT; CERTAIN PROVISIONS OF THE VOTING AGREEMENTS
Item 4(b)                  THE MERGER--Effect on Stock Options and Employee Benefit Matters;--Interests of
                           Certain Persons in the Merger; DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY;
                           SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT; COMPENSATION OF
                           EXECUTIVE OFFICERS AND DIRECTORS; CERTAIN PROVISIONS OF THE VOTING AGREEMENTS
Item 5(a)-(g)              SUMMARY AND SPECIAL FACTORS; RISK FACTORS; THE MERGER; DESCRIPTION OF COMPANY
                           CAPITAL STOCK; CERTAIN PROVISIONS OF THE MERGER AGREEMENT; MANAGEMENT FOLLOWING
                           THE MERGER; MERGERSUB AND DLJMB
Item 6(a), (c)(1)-(2)      SUMMARY AND SPECIAL FACTORS--The Merger; THE MERGER --Merger
                           Consideration;--Merger Financing; CERTAIN PROVISIONS OF THE MERGER
                           AGREEMENT--Financing; MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS--Liquidity and Capital Resources; MERGERSUB AND DLJMB


                                       2

          ITEM IN
      SCHEDULE 13E-3                         WHERE LOCATED IN THE PROXY STATEMENT/PROSPECTUS
-------------------------  ----------------------------------------------------------------------------------
Item 6(b)                  Cover Page; SUMMARY AND SPECIAL FACTORS--Certain Fees and Expenses; CERTAIN
                           PROVISIONS OF THE MERGER AGREEMENT--Expenses; UNAUDITED CONDENSED CONSOLIDATED PRO
                           FORMA FINANCIAL DATA; NOTES TO UNAUDITED CONDENSED CONSOLIDATED PRO FORMA
                           STATEMENT OF OPERATIONS; MANAGEMENT'S DISCUSSION AND ANAYLSIS OF FINANCIAL
                           CONDITION AND RESULTS OF OPERATIONS; CONSOLIDATED FINANCIAL STATEMENTS OF THE
                           COMPANY--Notes to Consolidated Financial Statements: Note 2, Recent Events;
                           MERGERSUB AND DLJMB
Item 6(d)                  **
Item 7(a)-(c)              SUMMARY AND SPECIAL FACTORS--The Merger; THE MERGER --Background of the
                           Merger;--Recommendation of the Board of Directors; Reasons for the Merger
Item 7(d)                  SUMMARY AND SPECIAL FACTORS; RISK FACTORS; THE MERGER--Material United States
                           Federal Income Tax Consequences;--Interests of Certain Persons in the Merger;
                           CERTAIN PROVISIONS OF THE MERGER AGREEMENT; MANAGEMENT FOLLOWING THE MERGER
Item 8(a)-(b)              SUMMARY AND SPECIAL FACTORS--The Merger; THE SPECIAL MEETING; THE
                           MERGER--Background of the Merger;--Recommendation of the Board of Directors;
                           Reasons for the Merger; --Opinion of Financial Advisor;--Certain Estimates of
                           Future Operations and Other Information;--Merger Consideration; Annex D; SUMMARY
                           AND SPECIAL FACTORS--Price of Company Common Stock; CONSOLIDATED FINANCIAL
                           STATEMENTS OF THE COMPANY--Notes to Consolidated Financial Statements
Item 8(c)                  THE SPECIAL MEETING--Required Votes
Item 8(d)                  **
Item 8(e)                  SUMMARY AND SPECIAL FACTORS--The Special Meeting; THE SPECIAL MEETING; THE
                           MERGER--Recommendation of the Board of Directors; Reasons for the Merger
Item 8(f)                  **
Item 9(a)-(c)              SUMMARY AND SPECIAL FACTORS--The Merger; THE MERGER --Background of the
                           Merger;--Opinion of Financial Advisor; Annex D
Item 10(a)                 SUMMARY AND SPECIAL FACTORS--The Merger; THE MERGER --Interests of Certain Persons
                           in the Merger; SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT;
                           COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS; MERGERSUB AND DLJMB
Item 10(b)                 **
Item 11                    SUMMARY AND SPECIAL FACTORS--The Merger; THE MERGER; CERTAIN PROVISIONS OF THE
                           MERGER AGREEMENT; Annex A; CERTAIN PROVISIONS OF THE VOTING AGREEMENTS; Annex B;
                           Annex C; DESCRIPTION OF COMPANY CAPITAL STOCK; COMPENSATION OF EXECUTIVE OFFICERS
                           AND DIRECTORS; MERGERSUB AND DLJMB
Item 12(a)-(b)             SUMMARY AND SPECIAL FACTORS--The Special Meeting; THE SPECIAL MEETING--Matters to
                           be Considered;--Required Votes; THE MERGER--Recommendation of the Board of
                           Directors; Reasons for the Merger; CERTAIN PROVISIONS OF THE VOTING AGREEMENTS;
                           Annex B; Annex C


                                       3

          ITEM IN
      SCHEDULE 13E-3                         WHERE LOCATED IN THE PROXY STATEMENT/PROSPECTUS
-------------------------  ----------------------------------------------------------------------------------
Item 13(a)                 SUMMARY AND SPECIAL FACTORS--The Merger; THE SPECIAL MEETING--Appraisal Rights;
                           DISSENTING STOCKHOLDERS' RIGHTS; Annex E
Item 13(b)                 **
Item 13(c)                 **
Item 14(a)                 THE MERGER--Recommendation of the Board of Directors; Reasons for the Merger;
                           SELECTED FINANCIAL DATA; CONSOLIDATED FINANCIAL STATEMENTS OF THE COMPANY
Item 14(b)                 SUMMARY AND SPECIAL FACTORS--Summary Selected Historical and Unaudited Condensed
                           Consolidated Pro Forma Financial Data; UNAUDITED CONDENSED CONSOLIDATED PRO FORMA
                           FINANCIAL DATA; SELECTED FINANCIAL DATA; CONSOLIDATED FINANCIAL STATEMENTS OF THE
                           COMPANY
Item 15(a)-(b)             THE SPECIAL MEETING--Solicitation of Proxies
Item 16                    **
Item 17(a)                 **
Item 17(b)                 Annex D
Item 17(c)                 Annex A; Annex B; Annex C
Item 17(d)                 **
Item 17(e)                 Annex E
Item 17(f)                 **


------------
**    The Item is inapplicable or the answer thereto is in the negative.

ITEM 1. ISSUER AND CLASS OF SECURITIES SUBJECT TO THE TRANSACTION

   (a) The information set forth on the cover page of, and under "SUMMARY AND SPECIAL FACTORS -- The Company" in, the Proxy Statement/Prospectus is incorporated herein by reference.

   (b) The information set forth under "SUMMARY AND SPECIAL FACTORS -- The Special Meeting", "THE SPECIAL MEETING -- Record Date; Stock Entitled to Vote; Quorum" and "DESCRIPTION OF COMPANY CAPITAL STOCK -- General" in the Proxy Statement/Prospectus is incorporated herein by reference.

   (c)-(d) The information set forth under "SUMMARY AND SPECIAL FACTORS -- Price of Company Common Stock", and "CONSOLIDATED FINANCIAL STATEMENTS OF THE COMPANY -- Consolidated Statements of Shareholder's Equity", "Notes to Consolidated Financial Statements: Note 8, Long-Term Obligations" in the Proxy Statement/Prospectus is incorporated herein by reference.

   (e) Not applicable.

   (f) Not applicable.

ITEM 2. IDENTITY AND BACKGROUND


   (a) The information set forth under "MERGERSUB AND DLJMB" in the Proxy Statement/ Prospectus is incorporated herein by reference. This Schedule 13E-3 is being filed by the issuer, Mercury, the DLJ Entities and Messrs. Randall E. Curran and James H. Tate.


   (b)-(g) Not applicable.

ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS

   (a)(1)-(2) Not applicable.

   (b) The information set forth under "THE MERGER -- Background of the Merger; -- Effect on Stock Options and Employee Benefit Matters; -- Interests of Certain Persons in the Merger", "DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY", "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT", "COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS", "CERTAIN PROVISIONS OF THE VOTING AGREEMENTS" and "MERGERSUB AND DLJMB" in the Proxy Statement/Prospectus is incorporated herein by reference.

ITEM 4. TERMS OF THE TRANSACTIONS

   (a) The information set forth under "SUMMARY AND SPECIAL FACTORS -- The Merger", "THE MERGER", "CERTAIN PROVISIONS OF THE MERGER AGREEMENT" and "CERTAIN PROVISIONS OF THE VOTING AGREEMENTS" in the Proxy
Statement/Prospectus is incorporated herein by reference.

   (b) The information set forth under "THE MERGER -- Effect on Stock Options and Employee Benefit Matters; -- Interests of Certain Persons in the Merger" , "DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY", "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT", "COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS" and "CERTAIN PROVISIONS OF THE VOTING AGREEMENTS" in the Proxy Statement/ Prospectus is incorporated herein by reference.

ITEM 5. PLANS OR PROPOSALS OF THE ISSUER OF AFFILIATE

   (a)-(g) The information set forth under "SUMMARY AND SPECIAL FACTORS", "RISK FACTORS", "THE MERGER", "DESCRIPTION OF COMPANY CAPITAL STOCK", "CERTAIN PROVISIONS OF THE MERGER AGREEMENT", "MANAGEMENT FOLLOWING THE MERGER" and "MERGERSUB AND DLJMB" in the Proxy Statement/Prospectus is incorporated herein by reference.

ITEM 6. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

   (a), (c)(1)-(2) The information set forth under "SUMMARY AND SPECIAL FACTORS -- The Merger", "THE MERGER -- Merger Consideration; -- Merger Financing", "CERTAIN PROVISIONS OF THE MERGER AGREEMENT -- Financing", "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS -- Liquidity and Capital Resources", and "MERGERSUB AND DLJMB" in the Proxy Statement/Prospectus is incorporated herein by reference.

   (b) The information set forth on the cover page of, and under "CERTAIN PROVISIONS OF THE MERGER AGREEMENT -- Expenses", UNAUDITED CONDENSED CONSOLIDATED PRO FORMA FINANCIAL DATA; NOTES TO UNAUDITED CONDENSED CONSOLIDATED PRO FORMA STATEMENT OF OPERATIONS", "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS", "CONSOLIDATED FINANCIAL STATEMENTS OF THE COMPANY -- Notes to Consolidated Financial
Statements: Note 2, Recent Events", and "MERGERSUB AND DLJMB" in the Proxy Statement/Prospectus is incorporated herein by reference.

   (d) Not applicable.

ITEM 7. PURPOSES, ALTERNATIVES, REASONS AND EFFECTS

   (a)-(c) The information set forth under "SUMMARY AND SPECIAL FACTORS -- The Merger", and "THE MERGER -- Background of the Merger; -- Recommendation of the Board of Directors; Reasons for the Merger" in the Proxy
Statement/Prospectus is incorporated herein by reference.

   (d) The information set forth under "SUMMARY AND SPECIAL FACTORS", "RISK FACTORS", "THE MERGER -- Material United States Federal Income Tax Consequences; -- Interests of Certain Persons in the Merger", "CERTAIN PROVISIONS OF THE MERGER AGREEMENT", and "MANAGEMENT FOLLOWING THE MERGER" in the Proxy Statement/Prospectus is incorporated herein by reference.

ITEM 8. FAIRNESS OF THE TRANSACTIONS

   (a)-(b) The information set forth under "SUMMARY AND SPECIAL FACTORS -- The Merger", "THE SPECIAL MEETING", "THE MERGER -- Background of the Merger; -- Recommendation of the Board of Directors; Reasons for the Merger; -- Opinion of Financial Advisor; -- Certain Estimates of Future Operations and Other Information; -- Merger Consideration", "Annex D", "SUMMARY AND SPECIAL FACTORS -- Price of Company Common Stock", and "CONSOLIDATED FINANCIAL STATEMENTS OF THE COMPANY -- Notes to Consolidated Financial Statements" in the Proxy Statement/Prospectus is incorporated herein by reference.

   (c) The information set forth under "THE SPECIAL MEETING -- Required Votes" in the Proxy Statement/Prospectus is incorporated herein by reference.

   (d) No representative was hired solely on behalf of unaffiliated security holders.

   (e) The information set forth under "SUMMARY AND SPECIAL FACTORS -- The Special Meeting", "THE SPECIAL MEETING" and "THE MERGER -- Recommendation of the Board of Directors; Reasons for the Merger" in the Proxy
Statement/Prospectus is incorporated herein by reference.

   (f) Not applicable.

ITEM 9. REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS

   (a)-(c) The information set forth under "SUMMARY AND SPECIAL FACTORS -- The Merger", "THE MERGER -- Background of the Merger; -- Opinion of Financial Advisor", and "Annex D" in the Proxy Statement/Prospectus is incorporated herein by reference.

ITEM 10. INTEREST IN SECURITIES OF THE ISSUER


   (a) The information set forth under "SUMMARY AND SPECIAL FACTORS -- The Merger", "THE MERGER -- Interests of Certain Persons in the Merger", "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT",
"COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS", and "MERGERSUB AND DLJMB" in the Proxy Statement/ Prospectus is incorporated herein by reference.


   (b) No transactions of the type required to be disclosed by Item 10(b) have been effected in the past 60 days.

ITEM 11. CONTRACTS, ARRANGEMENTS OR UNDERSTANDINGS WITH RESPECT TO THE ISSUER'S SECURITIES

   The information set forth under "SUMMARY AND SPECIAL FACTORS -- The Merger", "THE MERGER", "CERTAIN PROVISIONS OF THE MERGER AGREEMENT", "Annex A", "CERTAIN PROVISIONS OF THE VOTING AGREEMENTS", "Annex B", "Annex C", "DESCRIPTION OF COMPANY CAPITAL STOCK", "COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS", and "MERGERSUB AND DLJMB" in the Proxy Statement/Prospectus is incorporated herein by reference.

ITEM 12. PRESENT INTENTION AND RECOMMENDATION OF CERTAIN PERSONS WITH REGARD TO THE TRANSACTION

   (a)-(b) The information set forth under "SUMMARY AND SPECIAL FACTORS -- The Special Meeting", "THE SPECIAL MEETING -- Matters to be Considered; -- Required Votes", "THE MERGER -- Recommendation of the Board of Directors; Reasons for the Merger", "CERTAIN PROVISIONS OF THE VOTING AGREEMENTS", "Annex B" and "Annex C" in the Proxy Statement/Prospectus is incorporated herein by reference.

ITEM 13. OTHER PROVISIONS OF THE TRANSACTION

   (a) The information set forth under "SUMMARY AND SPECIAL FACTORS -- The Merger", "THE SPECIAL MEETING -- Appraisal Rights", "DISSENTING STOCKHOLDERS' RIGHTS", and "Annex E" in the Proxy Statement/Prospectus is incorporated herein by reference.

   (b) Not applicable.

   (c) Not applicable.

ITEM 14. FINANCIAL INFORMATION

   (a) The information set forth under "THE MERGER -- Recommendation of the Board of Directors; Reasons for the Merger", "SELECTED FINANCIAL DATA" and "CONSOLIDATED FINANCIAL STATEMENTS OF THE COMPANY" in the Proxy
Statement/Prospectus is incorporated herein by reference.

   (b) The information set forth under "SUMMARY AND SPECIAL FACTORS -- Summary Selected Historical and Unaudited Condensed Consolidated Pro Forma Financial Data", "UNAUDITED CONDENSED CONSOLIDATED PRO FORMA FINANCIAL DATA", "SELECTED FINANCIAL DATA" and "CONSOLIDATED FINANCIAL STATEMENTS OF THE COMPANY" in the Proxy Statement/Prospectus is incorporated herein by reference.

ITEM 15. PERSONS AND ASSETS EMPLOYED, RETAINED OR UTILIZED

   (a)-(b) The information set forth under "THE SPECIAL MEETING -- Solicitation of Proxies" in the Proxy Statement/Prospectus is incorporated herein by reference.

ITEM 16. ADDITIONAL INFORMATION

   Reference is hereby made to the Proxy Statement/Prospectus and to each exhibit attached thereto, each of which is incorporated by reference herein.

ITEM 17. MATERIAL TO BE FILED AS EXHIBITS

   (a) Not applicable.

   (b) Opinion of Gleacher NatWest Inc. (incorporated by reference to Annex D to the Proxy Statement/Prospectus).


   (c)(1) Agreement and Plan of Merger dated as of January 20, 1998 between Thermadyne Holdings Corporation and Mercury Acquisition Corporation and Form of Amendment No. 1 thereto (incorporated by reference to Annex A to the Proxy Statement/Prospectus).

   (c)(2) Voting Agreement dated as of January 20, 1998 (including Amendment No. 1 to the Voting Agreement dated as of February 20, 1998) among Thermadyne Holdings Corporation, Mercury Acquisition Corporation, Magten Asset Management Corp. and certain of its affiliates (incorporated by reference to Annex B to the Proxy Statement/Prospectus).


   (c)(3) Voting Agreement dated as of January 20, 1998 among Thermadyne Holdings Corporation, Mercury Acquisition Corporation and Fidelity Capital & Income Fund (incorporated by reference to Annex C to the Proxy
Statement/Prospectus).

   (d) Proxy Statement/Prospectus and related Notice of Special Meeting and Proxy (incorporated by reference to the Proxy Statement/Prospectus and related material filed on Form S-4 by Thermadyne Holdings Corporation on the date hereof).

   (e) Section 262 of the General Corporation Law of the State of Delaware (incorporated by reference to Annex E to the Proxy Statement/Prospectus).

   (f) Not applicable.

                                  SIGNATURE

   After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated: April 16, 1998

                                        THERMADYNE HOLDINGS CORPORATION

                                           By: /s/ JAMES H. TATE
                                               ------------------------------
                                               Name: James H. Tate
                                               Title: Senior Vice President
                                                      and Chief
                                                      Financial Officer

                                        DLJ MERCHANT BANKING PARTNERS II,
                                        L.P.,  a Delaware Limited Partnership

                                           By DLJ Merchant Banking II, Inc.,
                                            as managing general partner

                                           By: /s/ IVY DODES
                                               ------------------------------
                                               Name: Ivy Dodes
                                               Title: Vice President

                                        DLJ MERCHANT BANKING PARTNERS II-A,
                                        L.P., a Delaware Limited Partnership

                                           By DLJ Merchant Banking II, Inc.,
                                            as managing general partner

                                           By: /s/ IVY DODES
                                               ------------------------------
                                               Name: Ivy Dodes
                                               Title: Vice President

                                        DLJ OFFSHORE PARTNERS II, C.V.,
                                         a Netherlands Antilles Limited
                                        Partnership

                                           By DLJ Merchant Banking II, Inc.,
                                            as advisory general partner

                                           By: /s/ IVY DODES
                                               ------------------------------
                                               Name: Ivy Dodes
                                               Title: Vice President

                                        DLJ DIVERSIFIED PARTNERS, L.P.,
                                         a Delaware Limited Partnership

                                           By DLJ Diversified Partners II
                                           Inc., as managing general partner

                                           By: /s/ IVY DODES
                                               ------------------------------
                                               Name: Ivy Dodes
                                               Title: Vice President

                                        DLJ DIVERSIFIED PARTNERS-A, L.P.,
                                         a Delaware Limited Partnership

                                           By DLJ Diversified Partners II,
                                           Inc., as managing general partner

                                           By: /s/ IVY DODES
                                               ------------------------------
                                               Name: Ivy Dodes
                                               Title: Vice President

                                        DLJ EAB PARTNERS, L.P.,
                                         a Delaware Limited Partnership

                                           By DLJ LBO Plans Management
                                           Corporation as manager

                                           By: /s/ IVY DODES
                                               ------------------------------
                                               Name: Ivy Dodes
                                               Title: Vice President

                                        DLJ MILLENNIUM PARTNERS, L.P.,
                                         a Delaware Limited Partnership
                                           By DLJ Merchant Banking Partners
                                           II, Inc., as managing general partner

                                           By: /s/ IVY DODES
                                               ------------------------------
                                               Name: Ivy Dodes
                                               Title: Vice President

                                        UK INVESTMENT PLAN 1997 PARTNERS

                                           By Donaldson Lufkin & Jenrette,
                                           Inc., as general partner

                                           By: /s/ MARJORIE WHITE
                                               ------------------------------
                                               Name: Marjorie White
                                               Title: Vice President

                                        DLJ MILLENNIUM PARTNERS-A, L.P.,
                                         a Delaware Limited Partnership

                                           By DLJ Merchant Banking Partners
                                           II, Inc., as managing general partner

                                           By: /s/ IVY DODES
                                               ------------------------------
                                               Name: Ivy Dodes
                                               Title: Vice President

                                        DLJMB FUNDING II, INC.,
                                         a Delaware Corporation

                                           By: /s/ IVY DODES
                                               ------------------------------
                                               Name: Ivy Dodes
                                               Title: Vice President

                                        DLJ FIRST ESC, L.P.

                                           By DLJ LBO Plans Management
                                           Corporation, as general partner

                                           By: /s/ IVY DODES
                                               ------------------------------
                                               Name: Ivy Dodes
                                               Title: Vice President

                                        DLJ ESC II, L.P.

                                           By DLJ LBO Plans Management
                                           Corporation, as general partner

                                           By: /s/ IVY DODES
                                               ------------------------------
                                               Name: Ivy Dodes
                                               Title: Vice President

                                        UK INVESTMENT PLAN 1997 PARTNERS

                                           By Donaldson, Lufkin & Jenrette,
                                           Inc., as general partner

                                           By: /s/ MARJORIE WHITE
                                               ------------------------------
                                               Name: Marjorie White
                                               Title: Vice President

                                        MERCURY ACQUISITION CORPORATION

                                           By: /s/ WILLIAM F. DAWSON, JR.
                                                   --------------------------
                                                   Name: William F. Dawson,
                                                   Jr. Title: Vice President

                                        RANDALL E. CURRAN
                                           /s/ RANDALL E. CURRAN
                                               ------------------------------
                                               Randall E. Curran

                                        JAMES H. TATE
                                           /s/ JAMES H. TATE
                                               ------------------------------
                                               James H. Tate




































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